                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   2   )*
                                           ------

                            Macrovision Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   555904101
                      ----------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 555904101                   13G
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Victor Company of Japan, Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Japan
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power           0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power           2,010,976
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power           2,010,976
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,010,976
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      10.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 555904101                   13G
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JVC Entertainment, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power           0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power           2,010,976
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power           2,010,976
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,010,976
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      10.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 555904101                   13G
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Pacific Media Development, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power           0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power           2,010,976
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power           2,010,976
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,010,976
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      10.9%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(A).  NAME OF ISSUER

Macrovision Corporation
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1341 Orleans Drive
Sunnyvale, CA 94089
-------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING

Victor Company of Japan, Limited
JVC Entertainment, Inc.
Pacific Media Development, Inc.
-------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Victor Company of Japan, Limited
12, 3-Chome, Moriya-cho, Kanagawa-ku
Yokohama, Kanagawa 221-8528, Japan

JVC Entertainment, Inc.
2029 Century Park East
Suite 4125
Los Angeles, CA 90067

Pacific Media Development, Inc.
2029 Century Park East
Suite 4125
Los Angeles, CA 90067
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP

Victor Company of Japan, Limited -- Japan
JVC Entertainment, Inc. -- California
Pacific Media Development, Inc. -- California
-------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER

555904101
-------------------------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

    See the responses to Item 9 on the attached cover pages.
    ---------------------------------------------------------------------------

    (b) Percent of Class:

    See the responses to Item 11 on the attached cover pages.
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote

              See the responses to Item 5 on the attached cover pages.
              -----------------------------------------------------------------

         (ii) shared power to vote or to direct the vote

              See the responses to Item 6 on the attached cover pages.
              -----------------------------------------------------------------

        (iii) sole power to dispose or to direct the disposition of

              See the responses to Item 7 on the attached cover pages.
              -----------------------------------------------------------------

         (iv) shared power to dispose or to direct the disposition of

              See the responses to Item 8 on the attached cover pages.
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable
-------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Exhibit 99.2
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION

Not applicable

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2000                    Victor Company of Japan, Limited

                                          By:  /s/ Nobuo Watanabe
                                             -----------------------------------
                                               Nobuo Watanabe,
                                               General Manager, Business Affairs
                                               Department


Date: February 7, 2000                    JVC Entertainment, Inc.

                                          By:  /s/ Munetsugu Shinohara
                                             -----------------------------------
                                               Munetsugu Shinohara
                                               Secretary & Treasurer


Date: February 9, 2000                    Pacific Media Development, Inc.

                                          By:  /s/ Nobuo Watanabe
                                             -----------------------------------
                                               Nobuo Watanabe,
                                               President

Index to Exhibits

Exhibit No.   Exhibit
-----------   --------
   99.1       Joint Filing Agreement dated as of February 9, 2000, among
              Victor Company of Japan, Limited, JVC Entertainment, Inc.
              and Pacific Media Development, Inc.

   99.2       Item 7 Information